                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (AMENDMENT NO. 1)




                                  Excite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   300904 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Catherine L. Valentine, Esq.                       Timothy Hoxie, Esq.
             Intuit Inc.                         Heller Ehrman White & McAuliffe
            P.O. Box 7850                                333 Bush Street
         2550 Garcia Avenue                       San Francisco, CA 94104-2878
    Mountain View, CA  94039-7850                        (415) 772-6000
           (650) 944-6656
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 24, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule; including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A

CUSIP No.  300904 10 9
         ---------------------

   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTUIT INC.; 77-0034661
          ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ----------------------------------------------------------------------

   3      SEC

          ----------------------------------------------------------------------

   4      SOURCE OF FUNDS

          NOT APPLICABLE
          ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE (USA)
          ----------------------------------------------------------------------

                        7   SOLE VOTING POWER
  Number of                 5,350,000 (SUBJECT TO VOTING AGREEMENT - SEE ITEM 4)
   Shares              ---------------------------------------------------------
 Beneficially           8   SHARED VOTING POWER
  Owned by                  NONE
    Each               ---------------------------------------------------------
  Reporting             9   SOLE DISPOSITIVE POWER
 Person With                5,350,000 (SUBJECT TO VOTING AGREEMENT - SEE ITEM 4)
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            NONE
                       ---------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,350,000
          ----------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES

          ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.94%
          ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON

          CO
          ----------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        This Amendment No. 1 relates to the Common Stock, no par value ("Common Stock"), of Excite, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Broadway, Redwood City, California 94063.

ITEM 2. IDENTITY AND BACKGROUND

        This Amendment No. 1 is filed on behalf of Intuit Inc., a Delaware corporation ("Intuit"). Intuit develops, markets and supports financial software and Web-based products and services. The address of Intuit's principal business and its principal office is 2535 Garcia Avenue, Mountain View, California 94043.

        Following are the current directors and executive officers of Intuit:

                               BOARD OF DIRECTORS

NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION             CITIZENSHIP
-------------------------                     ----------------------------             -----------

William V. Campbell                           Chairman of the Board of           United States of America
2535 Garcia Avenue                            Directors of Intuit
Mountain View, CA 94043

Christopher W. Brody                          Managing Director (retired),       United States of America
E. M. Warburg, Pincus & Co., Inc.             E.M. Warburg, Pincus & Co., Inc.
466 Lexington Avenue
New York, NY 10017

Scott D. Cook                                 Chairman of the Executive          United States of America
2535 Garcia Avenue                            Committee of the Board of
Mountain View, CA 94043                       Directors of Intuit

L. John Doerr                                 General Partner, Kleiner           United States of America
Kleiner Perkins Caufield & Byers              Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, CA 94025

Michael R. Hallman                            President, The Hallman Group       United States of America
The Hallman Group
15702 NE 135th Street
Redmond, WA 98502-1756

William H. Harris, Jr.                        President and Chief Executive      United States of America
2535 Garcia Avenue                            Officer of Intuit;
Mountain View, CA 94043                       Director of Intuit

Burton J. McMurtry                            General Partner, Technology        United States of America
Technology Venture Investors                  Venture Investors
2480 Sand Hill Road, Suite 101
Menlo Park, CA 94025

                               EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION             CITIZENSHIP
-------------------------                     -------------------------------          -----------
Scott D. Cook                                 Chairman of the Executive            United States of America
2535 Garcia Avenue                            Committee of the Board of
Mountain View, CA 94043                       Directors

William V. Campbell                           Chairman of the Board of             United States of America
2535 Garcia Avenue                            Directors
Mountain View, CA 94043

William H. Harris, Jr.                        President, Chief Executive Officer   United States of America
2535 Garcia Avenue                            and Director
Mountain View, CA 94043

Mari J. Baker                                 Senior Vice President, Human         United States of America
2535 Garcia Avenue                            Resources and Corporate
Mountain View, CA 94043                       Communications

Eric C.W. Dunn                                Senior Vice President and Chief      United States of America
2535 Garcia Avenue                            Technology Officer
Mountain View, CA 94043

Alan A. Gleicher                              Senior Vice President, Sales         United States of America
2535 Garcia Avenue
Mountain View, CA 94043

Mark R. Goines                                Senior Vice President, Consumer      United States of America
2535 Garcia Avenue                            Finance Division
Mountain View, CA 94043

James J. Heeger                               Senior Vice President, Small         United States of America
2535 Garcia Avenue                            Business Division and
Mountain View, CA 94043                       International

David A. Kinser                               Senior Vice President, Operations    United States of America
2535 Garcia Avenue
Mountain View, CA  94043




Raymond G. Stern                              Senior Vice President, Strategy,    United States of America
2535 Garcia Avenue                            Finance and Administration
Mountain View, CA 94043

Larry J. Wolfe                                Senior Vice President, Tax          United States of America
2535 Garcia Avenue                            Products Division
Mountain View, CA 94043

Greg J. Santora                               Vice President, Finance and         United States of America
2535 Garcia Avenue                            Corporate Services and Chief
Mountain View, CA 94043                       Financial Officer

Catherine L. Valentine                        Vice President, General Counsel     United States of America
2535 Garcia Avenue                            and Corporate Secretary
Mountain View, CA 94043

Linda Fellows                                 Corporate Treasurer and Director    United States of America
2535 Garcia Avenue                            of Investor Relations
Mountain View, CA 94043


        During the last five years, neither Intuit nor, to the best of Intuit's knowledge, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares reported in lines 7 and 9 of the cover page were originally purchased by Intuit on June 25, 1997 pursuant to a Stock Purchase Agreement dated as of June 11, 1997 between the Issuer and Intuit (the "Stock Purchase Agreement"). Intuit purchased a total of 5,800,000 shares of the Issuer's Common Stock (the "Shares") pursuant to the Stock Purchase Agreement, and is filing this Amendment No. 1 to reflect the disposition of 450,000 Shares. The source of funds for the initial purchase of the Shares was Intuit's working capital. None of the funds used to purchase the Shares consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

ITEM 4. PURPOSE OF TRANSACTION

        Intuit purchased the Shares in June 1997 for investment purposes in connection with a strategic relationship with the Issuer to develop and provide content for a personal finance "channel" on the Internet search and retrieval services operated by the Issuer.


        (a) On January 19, 1999, the Issuer and At Home Corporation ("At Home") announced a proposed merger in which At Home would acquire all of the outstanding stock of the Issuer. In connection with the proposed merger, on January 19, 1999, Intuit and At Home entered into a Common Stock Voting Agreement (the "Voting Agreement") in which Intuit agreed to vote the Shares in favor of the proposed merger and agreed not to transfer any of the Shares unless each transferee executes a counterpart to the Voting Agreement. See Item 6 for a more detailed description of the Voting Agreement.

                Intuit sold 450,000 Shares from February 22 through February 24, 1999, as described in Item 5(c). As a condition to those sales, the purchasers of the Shares agreed to be bound by the terms of the Voting Agreement. Intuit has made a financial investment decision to dispose of the remaining Shares over time, as appropriate opportunities become available, and is currently evaluating several such opportunities. Intuit has no present plans or proposals to acquire any additional securities of the Issuer. In addition, because Intuit now owns less than 10% of the Issuer's outstanding Common Stock, Intuit no longer has any rights to acquire any additional securities of the Issuer pursuant to the Right of First Refusal Agreement described in
                Item 6.

                Except as noted above, Intuit does not presently have any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

        (b) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

        (c) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

        (d) Because Intuit now owns less than 10% of the Issuer's outstanding Common Stock, Intuit no longer has any rights under the Nomination and Observer Agreement described in Item 6 to appoint any members of the Issuer's Board of Directors or to attend meetings of the Issuer's Board as an observer. Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the Board of Directors.

        (e) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

        (f) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

        (g) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

        (h) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (i) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        (j) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in an action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date of this Amendment No. 1, Intuit beneficially owns a total of 5,350,000 shares of the Issuer's Common Stock, representing approximately 9.94% of the Issuer's outstanding shares of Common Stock (53,829,408 shares as of January 29, 1999, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 1998, filed with the U.S. Securities and Exchange Commission on February 9, 1999). To the best of Intuit's knowledge, no person named in Item 2 is the beneficial owner of any shares of Common Stock of the Issuer as of the date of this Amendment No. 1, except that William V. Campbell is the beneficial owner of 1,676 shares.

        (b) Subject to the Voting Agreement described in Item 6, Intuit has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, all 5,350,000 shares of the Issuer's Common Stock that it beneficially owns on the date of this Amendment No. 1. With respect to the 1,676 shares owned by Mr. Campbell, he has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of 1,292 shares, and shared power to vote and to direct the vote of, and shared power to dispose or to direct the disposition of, 384 shares (power is shared with his spouse).

        (c) Intuit sold 450,000 Shares from February 22 through February 24, 1999 in brokers' transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Shares were sold at an average price of $94.13 per share (net of brokers' commissions). As a condition to those sales, the purchasers of the Shares agreed to be bound by the terms of the Voting Agreement. Intuit has not effected any other transactions in the Issuer's Common Stock during the past 60 days. To the best of Intuit's knowledge, no person named in Item 2 has effected any transactions in the Issuer's Common Stock during the past 60 days except as follows: Eric Dunn sold 1,596 shares on February 1, 1999 in open market transactions at an average price of $120.38 per share. David Kinser sold 500 shares on January 6, 1999 in open market transactions at a price of $48.44 per share. Scott Cook sold 3,730 shares on January 13, 1999 in open market transactions at a price of $67.82 per share.

        (d) No other person is known to Intuit to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by Intuit on the date of this Amendment No. 1.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

STOCK PURCHASE AGREEMENT

        The Stock Purchase Agreement between Intuit and the Issuer contained certain "standstill" obligations of Intuit with respect to the Shares, and also restricted Intuit's ability to resell the Shares. However, under the terms of the Stock Purchase Agreement, these standstill obligations terminated, and the resale restrictions were suspended, when the Issuer entered into merger discussions with At Home.

REGISTRATION RIGHTS AGREEMENT

        Intuit and the Issuer entered into a Registration Rights Agreement dated as of June 25, 1997 (the "Registration Rights Agreement"), which provides, among other things, certain registration rights with respect to the Shares and any shares of Issuer's Common Stock issued pursuant to the Right of First Refusal Agreement described below. However, the Registration Rights Agreement will terminate when all of the Shares may be sold within a three-month period under Rule 144 under the Securities Act.

RIGHT OF FIRST REFUSAL AGREEMENT

        Pursuant to a Right of First Refusal Agreement dated as of June 25, 1997 between the Issuer and Intuit, Intuit was granted a right of first refusal to participate in certain issuances of Issuer's securities so long as Intuit holds at least 10% of the Issuer's outstanding Common Stock (including shares issuable upon conversion of outstanding shares of Preferred Stock). Because Intuit no longer owns at least 10% of the Issuer's outstanding Common Stock, Intuit no longer has any rights of first refusal under the Right of First Refusal Agreement.

NOMINATION AND OBSERVER AGREEMENT

        Pursuant to a Nomination and Observer Agreement between Intuit and the Issuer dated as of June 25, 1997, so long as Intuit held no less than 10% of the outstanding shares of the Issuer's Common Stock, the Issuer was required to permit one representative of Intuit to attend all meetings of the Board of Directors of the Issuer in a non-voting observer capacity. Alternatively, Intuit had the right to designate one nominee for election to the Issuer's Board of Directors. Because Intuit now owns less than 10% of the Issuer's outstanding Common Stock, Intuit no longer has any rights to attend Board meetings or nominate Board members under the Nomination and Observer Agreement.

COMMON STOCK VOTING AGREEMENT

        Intuit and At Home entered into the Common Stock Voting Agreement (the "Voting Agreement") in connection with the proposed merger of At Home Corporation and the Issuer. Under the terms of the Voting Agreement, Intuit has agreed that the shares held by it (either shares owned of record or shares beneficially owned over which Intuit exercises voting power) shall be voted (i) in favor of adoption and approval of the merger agreement between At Home and the Issuer and approval of the merger and (ii) against approval of (a) any proposal made in opposition to or in competition with the consummation of the merger, (b) any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than At Home or its affiliates or (c) any liquidation or winding up of Issuer. Intuit has agreed that until the earlier of the termination of the Voting Agreement or the Record Date (as defined in the Voting Agreement), and subject to certain requirements, Intuit will not transfer any of the Subject Securities (as defined in the Voting Agreement), unless each transferee to which any of the Subject Securities, or any interest in any such Subject Securities, is or may be transferred executes a counterpart to the Voting Agreement and agrees in writing to hold such Subject Securities (or interest in any of such Subject Securities) subject to the terms and provisions of the Voting Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits hereto:

        Exhibit A Stock Purchase Agreement, dated as of June 11, 1997, between the Issuer and Intuit (1)

        Exhibit B Nomination and Observer Agreement, dated as of June 25, 1997, between the Issuer and Intuit (1)

        Exhibit C Registration Rights Agreement, dated as of June 25, 1997, between the Issuer and Intuit (1)

        Exhibit D Right of First Refusal Agreement, dated as of June 25, 1997, between the Issuer and Intuit (1)

        Exhibit E Amendment to Restated and Amended Investors' Rights Agreement, dated as of June 25, 1997, among the Issuer, Institutional Venture Partners VI, Institutional Venture Management VI, IVP Founders Fund I, L.P., Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund, KPCB Information Sciences Zaibatsu Fund II and Intuit (1)

        Exhibit F Common Stock Voting Agreement, dated as of January 19, 1999, between Intuit and At Home Corporation

        (1) Incorporated by reference to Intuit's initial Schedule 13D with respect to the Issuer, filed with the Securities and Exchange Commission on July 7, 1997.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 1999



INTUIT INC.


By: /s/ GREG J. SANTORA
    --------------------------------------------------
    Name:   Greg J. Santora
    Title:  Vice President and Chief Financial Officer

                                  EXHIBIT INDEX


                                                                             Sequentially
   Exhibit                        Document Description                       Numbered Page
   -------                        --------------------                       -------------

   Exhibit F        Common Stock Voting Agreement, dated as of
                    January 19, 1999, between Intuit and At Home
                    Corporation